28 January 2000

BHP's First Deepwater Oil & Gas Development

The Broken Hill Proprietary Company Limited (BHP) today announced the approval of the Typhoon oil and gas development in the Gulf of Mexico.

The field is located in 600 metres of water in Blocks 236 and 237 in the Green Canyon play fairway, approximately 100 kilometres off the coast of Louisiana in an area which has been actively explored and which has existing production and pipeline infrastructure.

The field will be developed by means of subsea completion and tieback of four existing appraisal wells and the construction and installation of a local host facility using a mini tension leg platform (TLP). Oil and gas export will be by pipeline to existing markets.

Peak production of 40,000 bpd and 60 mmscfd is expected after scheduled first production in the third quarter of calendar year 2001 less than four years from discovery. The commercial field life is expected to be between five and eight years.

The total capital expenditure is A$192 million net to BHP.

The partners in the venture are BHP (50%) and Chevron (50%) Operator.

This represents BHP Petroleum's first commercial development in the Gulf of Mexico and results from a strategic decision to target areas where the Company could acquire a strategic advantage capable of being reflected in material value contribution.

BHP has additional exploration potential in the Green Canyon area and is progressing an appraisal program in the Atwater Valley area of the Gulf of Mexico, with current activity centred on the drilling of Mad Dog -2 appraisal well.

BHP Petroleum President, Philip Aiken said, "The go-ahead for the Typhoon project represents the first commercial development for BHP in the deepwater and will provide an early contribution to cash flow and profitability from the Company's highly prospective and significant acreage position in the Gulf of Mexico."

For clarification please contact:

Media Relations

Dr Malcolm Garratt

Group Manager - External Relations

Phone: +61 3 9652 6872

Mobile: +61 419 582 255

Investor Relations

Dr Robert Porter

Vice President Investor Relations

Phone: +61 3 9609 3540

Mobile: +61 419 587 456

Pierre Hirsch - San Francisco

Tel: (415) 774 2030